SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.

                             FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                   Filed Under Section 33(a) of the


            Public Utility Holding Company Act of 1935, as amended


                  DGN DE CHIHUAHUA, S. DE R.L. DE C.V.
                   (Name of Foreign Utility Company)


                                by


                ENOVA CORPORATION and PACIFIC ENTERPRISES
 (Name of Parent Company of Domestic Associate Public Utility Company)


    The Commission is requested to mail copies of all communications relating to this Notification to:

                         Kevin Sagara
                   Assistant General Counsel
                       Enova Corporation
                        101 Ash Street
                       P.O. Box 129400
                San Diego, California  92112-9400

                             and

                   Leslie E. LoBaugh, Jr.
             General Counsel and Vice President
                    Pacific Enterprises
                   633 West Fifth Street
                         Suite 5200
                Los Angeles, California  90071





NOTIFICATION

DGN DE CHIHUAHUA, S. DE R.L. DE C.V. ("DGN de Chihuahua") hereby files with the Securities and Exchange Commission ("Commission"), pursuant to
Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), this Form U-57 for the purpose of notifying the Commission that DGN de Chihuahua proposes to be and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of
Section 33 of the Holding Company Act.

DGN de Chihuahua does not own facilities located in any state or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither DGN de Chihuahua nor any of its subsidiary companies (as that term is defined in the Holding Company Act) is a public utility company (as so defined) operating in the United States of America.

ITEM 1

Name and business address of the entities claiming FUCO status:

DGN DE CHIHUAHUA, S. DE R.L. DE C.V.
Avenida Zarco #2605
Colonia Zarco
Chihuahua, Chihuahua  31020

Description of the facilities used for the distribution at retail of natural gas:

DGN de Chihuahua currently distributes natural gas to industrial customers within the Chihuahua geographic zone located in the state of Chihuahua. As described below, retail service to commercial and residential customers of DGN de Chihuahua is proposed to commence during the fourth quarter of 1997. The Chihuahua geographic zone consists of the urban areas of the cities of Chihuahua, Delicias, Cuauhtemoc and Anahuac as defined in the Mexican Diario Oficial de la Federacion on the 21st of May 1996.

DGN de Chihuahua's facilities used or to be used for the distribution of natural gas consist of distribution pipelines, meters, valves, cathodic protection equipment, controllers for pressure and flow, communication devices and other related equipment normally associated with a natural gas distribution company. Currently, DGN de Chihuahua has the use of, through a trust arrangement, 27.76 kilometers of steel distribution mains in the Chihuahua geographic zone. In addition, approximately 20 service extensions to industrial customers with active meters are connected to these mains and are operated by DGN de Chihuahua. At present no residential and commercial customers are served by DGN de Chihuahua.

During the course of the next five (5) years, it is DGN de Chihuahua's intent to expand the distribution system at an average annual rate of approximately 10,000 customers per year. On an annual basis, this represents an average addition of approximately 140 kilometers of new gas main as well as the associated 10,000 service connections and meters. By the middle of 2002, it is expected that DGN de Chihuahua's natural gas distribution system will consist of approximately 700 kilometers of distribution main and over 51,000 active services and meters. After 2002, the system will continue to be expanded, but at a rate that will be determined based on the economics of the situation at that time.

OWNERSHIP OF VOTING SECURITIES

The only voting interests of DGN de Chihuahua are capital participations, 47.5% of which is owned by Enova Mexico, 47.5% of which is owned by Pacific Enterprises International Mexico I ("PEI Mexico I"), and 5% of which is owned by Proxima.

The only voting securities of Enova Mexico are common stock, 99.8% of which is owned by Enova International and 0.2% of which is owned by Enova Technologies, Inc. 100% of the voting securities of each of Enova International and Enova Technologies are owned by Enova Corporation.

The only voting securities of PEI Mexico I are common stock, 99% of which is owned by Pacific Enterprises International (Cayman I), and 1% of which is owned by Pacific Enterprises International (Cayman II).
100% of the common stock of each of Pacific Enterprises International (Cayman I) and Pacific Enterprises International (Cayman II) is owned by Pacific Enterprises International, and 100% of the common stock of Pacific Enterprises International is owned by Pacific Enterprises.

The only voting securities of Proxima are common stock, 42.5% of which is owned by Coinversora, S. de R.L. (an entity owned by Gaston Luken Aguilar and members of his family), 40.0% of which is owned by Controtitulos, S. de R. L. (an entity owned by the Bourse Family), and 17.5% of which is owned by Carmon Vildosola de Cabanas.

ITEM 2

Domestic Associate Public-Utility Companies

San Diego Gas & Electric Company ("SDG&E") and Southern California Gas Company ("SoCalGas"), each constitutes a "public utility company" as that term is defined in the Holding Company Act. Enova Corporation and Pacific Enterprises, each constituting a holding company exempt from the Holding Company Act pursuant to Section 3(a)(1) thereof, are the corporate parents respectively of SDG&E and SoCalGas. Neither SDG&E or SoCalGas has acquired an interest in DGN de Chihuahua.

STATE COMMISSION CERTIFICATION

The certifications of the California Public Utilities Commission (the only state commission with jurisdiction over the retail rates of SDG&E or SoCalGas) required by Section 33(a)(2) of the Holding Company is attached hereto as Exhibits A-1 and A-2.

The undersigned have duly caused this statement to be signed on behalf of DGN de Chihuahua pursuant to the Power of Attorney attached hereto as Exhibit B.

						DGN DE CHIHUAHUA, S. DE R.L. DE C.V.



					By:		//s//
						Kevin Sagara
						(Attorney-in Fact)


					By:		//s//
						Leslie E. LoBaugh, Jr.
						(Attorney-in-Fact)